Exhibit 99.1

JOINT FILING AGREEMENT

Dated: October 8, 2026

The undersigned hereby agree that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the Ordinary Shares, par value $0.001 per share, of Anghami Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Joint Filing Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the date first above written.

Skydance Corporation

Signature:	/s/ Stephanie Kyoko McKinnon
Name/Title:	Stephanie Kyoko McKinnon / General Counsel and Secretary
Date:	October 8, 2026

Warner Bros. Discovery, Inc.

Signature:	/s/ Stephanie Kyoko McKinnon
Name/Title:	Stephanie Kyoko McKinnon / Executive Vice President and General Counsel
Date:	October 8, 2026

Dplay Entertainment Limited

Signature:	/s/ Roanne Weekes
Name/Title:	Roanne Weekes / Statutory Director
Date:	October 8, 2026